[logo – American Funds ®]

Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486-9200
Fax (213) 615-0430

July 22, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds - Preliminary Proxy Statement

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on July 17, 2009 to the American Funds’ Preliminary Proxy Statement filed on July 13, 2009.  Our responses to your comments are set forth below.  We intend to incorporate any changes to disclosure in a Definitive Proxy Statement.

1.         Comment:  Please identify, in the question and answer portion at the front of the Proxy Statement, who will be paying the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.

Response:  We will include a statement in the Definitive Proxy Statement that the Funds will incur the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.

2.         Comment:  Please verify that the Funds’ statements of additional information will contain explanations of the policies set out in Proposal 3, where applicable.

Response:  The Funds’ statements of additional information will contain explanations of its fundamental policies, as appropriate.

3.         Comment:  Please verify that the Funds will file amendments to their registration statements pursuant to Rule 485(a) to implement the changes in policies set forth in the Proxy Statement, if approved by shareholders.

Response:  We intend to file an amendment to each Fund’s registration statement to implement those policies approved by shareholders.  We intend to file an amendment to one of the Fund’s registration statement pursuant to Rule 485(a) and request permission from the Staff to file the remaining amendments pursuant to Rule 485(b)(1)(vii).

Thank you for your consideration of our response to your comments.  We will include the additional disclosure indicated above in the Funds’ Definitive Proxy Statement, which we intend to file with the SEC on, or about, August 28, 2009.

If you have any questions please do not hesitate to contact me at (213) 615-4024 or Herb Poon at (213) 615-0432.

Sincerely,

/s/ Michael J. Triessl

Michael J. Triessl
Counsel
Capital Research and Management Company